UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)
May 24, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
60,267,001 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
60,267,001 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,506,758 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.63% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•
9,544,589 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 9,240,977 Shares and 303,612 Shares issuable upon (i) the conversion of 2,034 shares of the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Shares”), pursuant to the Certificate of Designations, dated August 9, 2018 (the “Series A Certificate of Designations”), (ii) the conversion of 5,100 Series B Preferred Shares pursuant to the Series B Certificate of Designations, (iii) the exercise of 32,412 warrants, pursuant to the Warrant Agreement, by and between the Issuer and YGA, dated August 9, 2018 (the “Series A Warrant Agreement” and such warrants, the “Series A Warrants”), and (iv) the exercise of 89,243 Series B Warrants, pursuant to those certain Warrant Agreements, dated as of May 24, 2019 (the “Series B Warrant Agreements”), by and among the Issuer and the Series B Preferred Participants (as defined below);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
12,137,942 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,923 Shares and 386,019 Shares issuable upon (i) conversion of 2,586 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 41,219 Series A Warrants pursuant to the Series A Warrant Agreement;

•
13,043,441 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 415,093 Shares issuable upon (i) conversion of 2,781 Series A Preferred Shares pursuant to the Series A Certificate of Designations and (ii) the exercise of 44,293 Series A Warrants pursuant to the Series A Warrant Agreement;

•
2,605,704 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 82,981 Shares issuable upon (i) conversion of 556 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 8,848 Warrants pursuant to the Warrant Agreement;

•
14,013,660 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), comprised of 13,567,803 Shares and 445,857 Shares issuable upon (i) conversion of 2,987 Preferred Shares pursuant to the Certificate of Designations and (ii) the exercise of 47,590 Warrants pursuant to the Warrant Agreement;

•
256,833 Shares beneficially owned directly by York Tactical Energy Fund, L.P., a Delaware limited partnership (“York Tactical”), which are issuable upon (i) conversion of 1,700 Series B Preferred Shares pursuant to the Series B Certificate of Designations and (ii) the exercise of 30,166 Series B Warrants pursuant to the Series B Warrant Agreements; and

•
512,410 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and together with York Tactical, the “Series B Preferred Participants” and Series B Preferred Participants together with York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy, the “York Funds”), which are issuable upon (i) conversion of 3,400 Series B Preferred Shares pursuant to the Series B Certificate of Designations and (ii) the exercise of 59,077 Series B Warrants pursuant to the Series B Warrant Agreement.

The foregoing Share ownership amounts are as of May 24, 2019, and reflect such ownership following the closing of the transactions described in Item 4 of this Amendment No. 7.

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy, York Tactical, and York Tactical PIV-AN, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA. Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA. David Magid is a Research Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master. YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

York Tactical Energy Holdings, LLC, a New York limited liability company (“York Tactical GP”) is the general partner of York Tactical and York Tactical PIV-AN.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of the Series B Preferred Participants is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

(c) Each of the Series B Preferred Participants is a privately owned investment limited partnership in the business of purchasing for investment trading purposes securities and other financial instruments.

(d)-(e) Neither of the Series B Preferred Participants, to the knowledge of either of the Series B Preferred Participants, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 amended and supplement as follows:

On May 24, 2019, the Series B Preferred Participants paid to the Issuer an aggregate purchase price of $5,000,000 for the acquisition of the Series B Preferred Shares and the Series B Warrants listed in Item 5(a)(viii) – (ix) of this Amendment No. 7. The source of the funds for such acquisition was the respective working capital of each of the Series B Preferred Participants.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The response to Item 3 of this Amendment No. 7 is incorporated herein by reference.

On May 24, 2019, the closing of the transactions contemplated by the Series B Purchase Agreement occurred, pursuant to which the Series B Preferred Participants purchased, in the aggregate: (i) 5,100 Series B Preferred Shares, including 100 Series B Preferred Shares as an origination fee as provided under the Series B Purchase Agreement, with the rights and obligations as set forth in the Certificate of Designations; and (ii) 89,243 Series B Warrants, with rights and obligations set forth in the Series B Warrant Agreements. Pursuant to the Series B Purchase Agreement, the Series B Preferred Shares and the Series B Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

In connection with the transactions contemplated by the Series B Purchase Agreement, the Issuer and the Series B Preferred Participants entered into the Series B Warrant Agreements, the Registration Rights Agreement and the Purchaser Rights Agreement, in each case as described in Amendment No. 7.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series B Stock Purchase Agreement, the Series B Certificate of Designations, the Series B Warrant Agreements, the Registration Rights Agreement and the Purchaser Rights Agreement, which are attached to the Statement as Exhibits 10.25, 10.26, 10.27, 10.28, 10.29 and 10.30, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 7, as of May 24, 2019, are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of May 24, 2019, following the closing of the transactions described in Item 4 of this Amendment No. 7.

(a)          (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,267,001 Shares in the aggregate, comprised of 57,873,196 Shares and 2,402,805 Shares issuable upon (i) the conversion of 10,944 Series A Preferred Shares, (ii) the exercise of 174,362 Series A Warrants, (iii) the conversion of 5,100 Series B Preferred Shares and (iv) the exercise of 89,243 Series B Warrants, which represents approximately 53.63% of the outstanding Shares (based on (i) 109,979,473 outstanding Shares outstanding at May 3, 2019, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “First Quarter 10-Q”) filed with the SEC on May 7, 2019, plus (ii) 2,402,805 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, exercise of Series A Warrants, conversion of Series B Preferred Shares and exercise of Series B Warrants (beneficially owned by YGA)).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,544,589 Shares, comprised of 9,240,977 Shares and 303,612 Shares issuable upon (i) the conversion of 2,034 Series A Preferred Shares and (ii) the exercise of 32,412 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,137,942 Shares, comprised of 11,751,923 Shares and 386,019 Shares issuable upon (i) conversion of 2,586 Series A Preferred Shares and (ii) the exercise of 41,219 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,043,441 Shares, comprised of 12,628,348 Shares and 415,093 Shares issuable upon (i) conversion of 2,781 Series A Preferred Shares and (ii) the exercise of 44,293 Series A Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,605,704 Shares, comprised of 2,522,723 Shares and 82,981 Shares issuable upon (i) conversion of 556 Series A Preferred Shares and (ii) the exercise of 8,848 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,013,660 Shares, comprised of 13,567,803 Shares and 445,857 Shares issuable upon (i) conversion of 2,987 Series A Preferred Shares and (ii) the exercise of 47,590 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 256,833 Shares issuable upon (i) conversion of 1,700 Series B Preferred Shares and (ii) the exercise of 30,166 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

(ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 512,410 Shares issuable upon (i) conversion of 3,400 Series B Preferred Shares and (ii) the exercise of 59,077 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)              (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 60,267,001 Shares in the aggregate, comprised of 57,873,196 Shares and 2,402,805 Shares issuable upon (i) the conversion of 10,944 Series A Preferred Shares, (ii) the exercise of 174,362 Series A Warrants, (iii) the conversion of 5,100 Series B Preferred Shares and (iv) the exercise of 89,243 Series B Warrants, which represents approximately 53.63% of the outstanding Shares (based on (i) 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus (ii) 1,633,562 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares and exercise of Series A Warrants (beneficially owned by YGA)).

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,544,589 Shares, comprised of 9,240,977 Shares and 303,612 Shares issuable upon (i) the conversion of 2,034 Series A Preferred Shares and (ii) the exercise of 32,412 Series A Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,544,589 Shares.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,137,942 Shares, comprised of 11,751,923 Shares and 386,019 Shares issuable upon (i) conversion of 2,586 Series A Preferred Shares and (ii) the exercise of 41,219 Series A Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,137,942 Shares.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,043,441 Shares, comprised of 12,628,348 Shares and 415,093 Shares issuable upon (i) conversion of 2,781 Series A Preferred Shares and (ii) the exercise of 44,293 Series A Warrants. As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,043,441 Shares.

(vi) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,605,704 Shares, comprised of 2,522,723 Shares and 82,981 Shares issuable upon (i) conversion of 556 Series A Preferred Shares and (ii) the exercise of 8,848 Series A Warrants. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,605,704 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,013,660 Shares, comprised of 13,567,803 Shares and 445,857 Shares issuable upon (i) conversion of 2,987 Series A Preferred Shares and (ii) the exercise of 47,590 Series A Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,013,660 Shares.

(vii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 256,833 Shares issuable upon (i) conversion of 1,700 Series B Preferred Shares and (ii) the exercise of 30,166 Series B Warrants. As the general partner of York Tactical, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 256,833 Shares.

(viii) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 512,410 Shares issuable upon (i) conversion of 3,400 Series B Preferred Shares and (ii) the exercise of 59,077 Series B Warrants. As the general partner of York Tactical PIV-AN, York Tactical GP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 512,410 Shares.

(ix) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c) Except as disclosed in Item 4 of this Statement, neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction since Amendment No. 6.

(d) The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference. Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

10.25 – Series B Convertible Stock Purchase Agreement (incorporated by reference to Exhibit 10.20 of Amendment No. 6 to Schedule 13D filed by the Reporting Person on May 22, 2019).

10.26 – Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

10.27* – Warrant Agreement by and between the York Tactical Energy Fund, L.P. and the Issuer, dated as of May 24, 2019.

10.28* – Warrant Agreement by and between York Tactical Energy Fund PIV-AN, L.P. and the Issuer, dated as of May 24, 2019.

10.29* – Registration Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Series B Preferred Participants.

10.30* – Purchaser Rights Agreement, dated as of May 24, 2019, entered into by and among the Issuer and the Series B Preferred Participants.

*Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

York Capital Management Global Advisors, LLC

By:	/s/ Richard P. Swanson
Name: Richard P. Swanson
Title: General Counsel